SUB-ITEM 77C


The shareholders of the MFS New Endeavor Fund (the "Fund"), a series of MFS Series Trust X, held a special meeting of the shareholders on July 9, 2009. Shareholders represented in person or by proxy voted as follows:

Item 1:

Approval of the Agreement and Plan or Reorganization providing for the transfer of assets of MFS New Endeavor Fund to MFS Core Equity Fund, in exchange solely for shares of beneficial interest in MFS Core Equity Fund and the assumption by MFS Core Equity Fund of the liabilities of MFS New Endeavor Fund, the distribution of MFS Core Equity Fund shares to the shareholders of MFS New Endeavor Fund in completer liquidation and termination of MFS New Endeavor Fund.


                                       % of Outstanding     % of Dollars
                        Dollars             Dollars           Present

Affirmative       $ 27,763,098.7476         38.769%           75.359%

Against           $  1,303,138.3739          1.820%            3.537%

Abstain           $  2,502,860.1322          3.495%            6.794%

Broker Non-Vote   $  5,271,884.5001          7.362%           14.310%

Total             $ 36,840,981.7538         51.446%          100.000%